UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MICROSMART DEVICES, INC.

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(Name of Issuer)

Common Stock, $0.001 par value

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(Title of Class of Securities)

59514R 204

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(CUSIP Number)

Peter B. Hirshfield, Esq.

Hirshfield Law

1035 Park Avenue, Suite 7B

New York, New York 10028

(646) 827-9362

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2007

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(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59514R 204	13D	Page 2 of 6

1.         Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).   CROWTHER HOLDINGS LTD

2.         Check the Appropriate Box if a Member of a Group (see instructions)

             (a) [ X ]

             (b) [   ]

3.         SEC Use Only

4.         Source of Funds (see instructions)               WC

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.         Citizen or Place of Organization        Turks and Caicos Islands

7.         Sole Voting Power                          -0-

8.         Shared Voting Power            848,391

9.         Sole Dispositive Power                  -0-

10.       Shared Dispositive Power     848,391

11.       Aggregate Amount Beneficially Owned by Each Reporting Person     848,391

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.       Percent of Class Represented by Amount in Row (11)     73.3%

14.       Type of Reporting Person       CO

CUSIP NO. 59514R 204	13D	Page 3 of 6

1.         Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).   Gregory D. Morgan

2.         Check the Appropriate Box if a Member of a Group (see instructions)

            (a)   [ X ]

            (b)   [   ]

3.         SEC Use Only

4.         Source of Funds (see instructions)                     AF By Crowther Holdings Ltd.

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.         Citizen or Place of Organization                     United Kingdom

7.         Sole Voting Power                                  -0-

8.         Shared Voting Power                            848,391

9.         Sole Dispositive Power                                          -0-

10.        Shared Dispositive Power                   848,391

11.        Aggregate Amount Beneficially Owned by Each Reporting Person             848,391

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)              73.3%

14.        Type of Reporting Person       IN

CUSIP NO. 59514R 204	13D	Page 4 of 6

Item 1.            Security and Issuer

          This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Microsmart Devices, Inc., a Nevada corporation (the "Issuer"), and is being jointly filed by Crowther Holdings Ltd., a Turks and Caicos Islands corporation ("Crowther"), and by Crowther's sole beneficial owner, Gregory D. Morgan ("Morgan").  Crowther and Morgan are in this Statement collectively referred to as the "Reporting Persons").  The principal executive offices of the Issuer are located at 1035 Park Avenue, Suite 7B, New York, New York 10028.

Item 2.            Identity and Background

(a)  Name: The names of the Reporting Persons are Crowther Holdings Ltd. and Gregory D. Morgan.

(b)  Business Address: The business address of Crowther and Morgan is 14 Notcutts, East Bergholt, Colchester, Essex, United Kingdom CO7 6TS.

(c)   Occupation and Employment.  The principal business of Crowther is to act as a holding company for Morgan's investments in North America.  Morgan is a business person and is the sole beneficial owner of Crowther.

(d)   Criminal Proceedings.  During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Civil Proceedings.  During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship. Crowther is formed under the laws of the Turks and Caicos Islands.  Morgan is a citizen of the United Kingdom.

Item 3.            Source and Amount of Funds or Other Consideration

             The shares of Common Stock reported by the Reporting Persons herein were acquired by the Reporting Persons in a privately negotiated transaction with Mark L. Meriwether for an aggregate purchase price of $750,000.  Such purchase price was funded from the working capital of Crowther.

Item 4.        Purpose of Transaction

          The Reporting Persons acquired the shares of Common Stock to gain control of the Issuer by acquiring 73.3% of the Issuer's outstanding shares of Common Stock as an investment with a view toward making a profit therefrom.  Based on a number of factors, including the Reporting Persons' evaluation of the market for the Issuer's shares, potential acquisition and merger candidates for the Issuer, general economic and stock market conditions and other investment opportunities, the Reporting Persons may purchase additional securities of the Issuer through open market or privately negotiated transactions, may dispose of all or a portion of the securities of the Issuer now or hereafter owned by them, may recommend to the Board of Directors of the Issuer that the Issuer raise equity capital for working capital and to fund a war chest to be used for possible mergers and acquisitions, may identify to the Board of Directors one or more acquisition or merger candidates for the Issuer, and may recommend to the Board of Directors a reincorporation in another state or a recapitalization in preparation for or in connection with an acquisition, merger or equity financing approved by the Board of Directors.

         If the Board of Directors approves any request by the Reporting Persons to obtain equity funding, approves a transaction with respect to any acquisition or merger candidate proposed by the Reporting Persons, or approves a recapitalization or reincorporation, it will be necessary to issue additional securities of the Issuer.

         Other than as set forth above, or as noted below, the Reporting Persons do not have any plans or proposals that would result in any of the following:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP NO. 59514R 204	13D	Page 5 of 6

(d)  any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors, other than those described in the Issuer's Current Report on Form 8-K filed with the Securities and exchange Commission on May 16, 2007;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

 (f)  any other material change in the Issuer's business or corporate structure;

(g)   changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)   causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

         The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

Item 5.    Interest in Securities of the Issuer

(a)  Aggregate Number and Percentage of Common Stock.  The Reporting Persons beneficially own 848,391 shares of the Issuer's Common Stock representing approximately 73.3% of the Issuer's outstanding Common Stock (based on 1,157,472 shares of Common Stock outstanding on March 31, 2007, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007).

(b)  Power to Vote and Dispose. The Reporting Persons share the voting and dispositive power over the shares of Common Stock identified in response to Item 5(a) above.

(c)   Transactions within the Past 60 Days.  Crowther acquired the shares of Common Stock identified in response to Item 5(a) above on May 11, 2007 in a privately negotiated transaction from Mark L. Meriwether, the principal shareholder of the Issuer ("Meriwether"). The price per share was approximately $.884 per share.

(d)   Certain Rights of Other Persons.  Not applicable.

(e)   Date Ceased to be a 5% Owner.     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Effective May 11, 2007, Meriwether entered into a Stock Purchase Agreement (the "Agreement") with Crowther, pursuant to which, among other things, Meriwether agreed to sell to Crowther and Crowther agreed to purchase from Meriwether, 848,391shares of Common Stock of the Issuer owned of record and beneficially by Meriwether (the "Purchased Shares").  Each of Crowther and its sole beneficial owner, Gregory D. Morgan ("Morgan"), is an  "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "Securities Act").  The aggregate purchase price for the Purchased Shares is $750,000 (the "Purchase Price"), or approximately $.884 per share.  The Purchased Shares represent approximately 73.3% of the 1,157,472 issued and outstanding shares of Common Stock.  The purchase and sale of the Purchased Shares took place at a closing (the "Closing") held on May 15, 2007, at which $600,000 of the Purchase Price was paid. The $150,000 balance of the Purchase Price will be paid in three equal installments of $50,000 each on or prior to July 31, August 31 and October 1, 2007.

                At the Closing on May 15, 2007, Meriwether, Crowther and Hirshfield Law, as Escrow Agent (the "Escrow Agent"), entered into a Share Escrow and Reset Agreement (the "Escrow Agreement"), pursuant to which, among other things: (i) Crowther and Meriwether each deposited 150,000 shares of Common Stock of the Issuer with the Escrow Agent; (ii) the Escrow Agent shall hold the 300,000 shares of Common Stock of the Issuer so deposited in escrow for the earlier of a period (the "Reset Period") of two years commencing on the Closing Date or when Meriwether's 150,000 shares of Common Stock deposited with the Escrow Agent have been registered with the Commission for resale in an effective registration statement; (iii) if at any time during the Reset Period the Common Stock of the Issuer shall be split into a smaller number of shares (a "Reverse Stock Split") such that the shares of Common Stock of the Issuer outstanding before the Reverse Stock Split (the "Pre Split Shares") shall be converted into a smaller number of shares of Common Stock of the Issuer outstanding after the Reverse Stock Split (the "Post Split Shares"), Meriwether shall be entitled to receive without further consideration

CUSIP NO. 59514R 204	13D	Page 6 of 6

from Crowther a number of Post Split Shares (the "Reset Shares") such that Meriwether shall own, after giving effect to the Reverse Stock Split and the delivery of the Reset Shares, a number of Post Split Shares equal to the number of Meriwether's Pre Split Shares then held in escrow by the Escrow Agent; and (iv) the 150,000 shares of Common Stock of the Issuer delivered to the Escrow Agent by Crowther shall be forfeited to Meriwether if Crowther fails to pay the deferred portion of the Purchase Price in full.

Item 7.   Material to be filed as Exhibits

Description of Exhibit	Exhibit Number
Purchase Agreement dated as of May 11, 2006 between Mark L. Meriwether and Crowther Holdings Ltd.	1

Share Escrow and Reset Agreement dated as of May 15, 2007 among Mark L. Meriwether, Crowther Holdings Ltd. and Hirshfield Law, as Escrow Agent	2

Joint Filing Agreement	3

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: May 29, 2007

Signature:               /s/ Gregory D. Morgan

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 Name and Title:          Gregory D. Morgan/Individually and as Sole Beneficial Owner of Crowther

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